KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Financial Statements

Three and nine months ended December 31, 2009 and 2008

(Unaudited)

_______________________

KEEGAN RESOURCES INC.

(the “Company”)

CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended December 31, 2009 and 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

February 12, 2010

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Balance Sheets - Unaudited

December 31, 2009 and March 31, 2009

Expressed in Canadian Dollars

	December 31, 2009	March 31, 2009
		(Audited)
Assets

Current assets:
Cash and cash equivalents	$ 26,187,406	$ 2,001,118
Short-term investments (note 3)	26,000,000	1,000,000
Receivables	309,892	49,041
Prepaid expenses and deposits	163,366	106,628
	52,660,664	3,156,787

Furniture, equipment and leasehold improvements (note 4)	288,135	203,068

Resource properties and deferred exploration costs (note 5)	36,798,939	30,357,945
	$ 89,747,738	$ 33,717,800

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 535,783	$ 652,656

Shareholders’ Equity

Share capital (note 6)	102,959,043	43,096,076
Contributed surplus (note 6(e))	8,246,074	6,580,224
Deficit accumulated in the exploration stage	(21,993,162)	(16,611,156)
	89,211,955	33,065,144

	$ 89,747,738	$ 33,717,800

Commitments (note 8)

Contingencies (note 9)

Subsequent events (note 13)

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit - Unaudited

Three and nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008

Expenses:
Amortization	$ 15,774	$ 15,299	$ 45,557	$ 37,063
Bank charges and interest	5,543	1,137	14,608	8,162
Consulting fees, directors’ fees and wages and benefits (note 7)	331,464	225,420	1,136,896	838,575
Donation expense (note 6(b))	486,000	-	484,000	-
Office, rent and administration	133,447	103,364	423,670	253,596
Professional fees (note 7)	15,560	41,273	212,934	205,683
Regulatory, transfer agent and shareholder information	28,843	105,253	224,591	166,890
Stock-based compensation (note 6(c))	1,194,844	39,794	1,815,485	230,142
Travel, promotion and investor relations	196,902	93,900	1,055,105	432,571
	2,408,377	625,440	5,416,846	2,172,682

Other expenses (income)
Interest and other income	(52,269)	(34,591)	(88,963)	(155,531)
Foreign exchange	(85,512)	(471,781)	54,123	36,309
	(137,781)	(506,372)	(34,840)	(119,222)

Loss and comprehensive loss for the period	2,270,596	119,068	5,382,006	2,053,460

Deficit, beginning of period	19,722,566	14,369,152	16,611,156	12,434,760

Deficit, end of the period	$ 21,993,162	$ 14,488,220	$ 21,993,162	$ 14,488,220

Weighted average number of shares outstanding	38,876,191	28,440,648	35,793,723	23,766,303

Loss per share - basic and diluted	$ 0.06	$ 0.00	$ 0.15	$ 0.09

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows – Unaudited

Three and nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008

Cash provided by (used in):

Operations:
Loss for the period	$ (2,270,596)	$ (119,068)	$ (5,382,006)	$ (2,053,460)
Items not involving cash:
Amortization	15,774	15,299	45,557	37,063
Stock based compensation (note 6(c))	1,194,844	39,794	1,815,485	230,142
Stock-based compensation (note 6(b))	486,000	-	486,000	-
Unrealized foreign exchange	171,526	(78,149)	390,284	73,998
Changes in non-cash working capital:
Accounts payable and accrued liabilities	255,904	52,565	(54,770)	(14,491)
Prepaid expenses and deposits	10,833	558,155	(73,621)	3,440
Receivables	(220,928)	(13,187)	(260,850)	101,757
	(356,643)	455,409	(3,033,921)	(1,621,551)

Investing activities:
Purchase of furniture, equipment and leasehold improvements	(31,719)	(25,102)	(130,625)	(192,701)
Short-term investments	(16,000,000)	-	(25,000,000)	-
Deferred exploration costs	(2,823,240)	(4,602,856)	(6,041,062)	(10,592,786)
	(18,854,959)	(4,627,958)	(31,171,687)	(10,785,487)

Financing activities:
Common shares issued for cash, net of share issuance costs	40,252,866	- -	58,827,399	2,166,700

Impact of foreign exchange on cash and cash equivalents	(175,219)	80,668	(435,503)	(101,829)

Increase (decrease) in cash and cash equivalents	20,866,045	(4,091,881)	24,186,288	(10,342,167)

Cash and cash equivalents, beginning of period	5,321,361	8,990,767	2,001,118	15,241,053

Cash and cash equivalents, end of period	$ 26,187,406	$ 4,898,886	$ 26,187,406	$ 4,898,886

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -
Non-cash investing and financing activities:
Reclassification of contributed surplus on exercise of options and brokers’ warrants (note 6(e))	$ 644,150	$ -	$ 1,073,491	$ 344,279
Warrants issued for services: share issue costs	$ -	$ -	$ 523,924	$ -

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs  - Unaudited

Nine months ended December 31, 2009 and year ended March 31, 2009

Expressed in Canadian Dollars

	Ghana

	Esaase	Asumura	Total

Balance, March 31, 2008	$ 14,508,394	$ 4,596,175	$ 19,104,569

Acquisition costs:
Cash	195,569	41,592	237,161

Deferred exploration costs:
Assays	654,647	213,257	867,904
Consulting	515,622	86,278	601,900
Drilling	6,212,649	480,600	6,693,249
Equipment and related costs	581,870	188,397	770,267
Field supplies	241,204	67,261	308,465
Geological fees and expenses	146,845	10,678	157,523
Office and miscellaneous	79,127	19,312	98,439
Property maintenance	(5,705)	-	(5,705)
Stock-based compensation	136,411	-	136,411
Travel and accommodation	153,358	10,258	163,616
Wages and salaries	968,380	426,362	1,394,742
	9,684,408	1,502,403	11,186,811

Less: write-off of property costs	-	(170,596)	(170,596)

Balance, March 31, 2009	24,388,371	5,969,574	30,357,945

Deferred exploration costs
Assays	666,904	31,039	697,943
Consulting	147,445	21,801	169,246
Drilling	2,340,520	-	2,340,520
Engineering	284,594	-	287,233
Equipment and related costs	263,226	24,007	284,594
Field supplies	190,679	33,435	224,114
Geological fees and expenses	267,208	-	267,208
Office and miscellaneous	160,627	19,037	179,664
Property maintenance	101,071	18,024	119,095
Stock-based compensation	399,932	-	399,932
Travel and accommodation	222,204	25,142	247,346
Wages and salaries	1,073,282	150,817	1,224,099
	6,117,692	323,302	6,440,994

Balance, December 31, 2009	$ 30,506,063	$ 6,292,876	$ 36,798,939

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 1

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

1.

Nature of operations

The Company was incorporated on September 23, 1999 under the laws of British Columbia. The Company is in the exploration stage and its principal business activity is the sourcing and exploration of resource properties. The Company has interest in resource properties located in the Republic of Ghana.

The recoverability of amounts shown for resource properties and related deferred exploration costs and the Company’s ability to continue as a going concern is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying resource claims, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms. During the period, the Company completed a bought deal share offering for total gross proceeds of $41,388,500 (see note 6b).

2.

Significant accounting policies

These unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements including the notes thereto for the year ended March 31, 2009.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2009 and have been consistently followed in the preparation of these consolidated financial statements.

(a)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Quicksilver Ventures (Nevada), Inc. and Keegan Resources Ghana Limited (“Keegan Ghana”).  All significant intercompany amounts and transactions have been eliminated on consolidation.

(b)

Adoption of new accounting standards

i.

Credit risk and the fair value of financial assets and financial liabilities

Emerging Issues Committee (“EIC”) abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”), provides guidance on how to take into account an entity’s own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The application of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 2

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(b)

Adoption of new accounting standards (continued)

ii.

Goodwill and intangible assets

Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets (“Section 3064”) replaces CICA Handbook Section 3062, Goodwill and Intangible Assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA Handbook Section 1000, Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA Handbook Section 3450, Research and Development Costs is replaced by guidance in Section 3064. EIC 27 Revenues and Expenditures During the Pre-Operating Period is no longer applicable for entities that have adopted Section 3064. A number of other EIC abstracts have consequential amendments. CICA Accounting Guideline 11 Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. The adoption of this Section did not have a significant effect on the Company’s consolidated financial statements.

iii.

Mining exploration costs

EIC abstract 174, Mining Exploration Costs (“EIC-174”), which supersedes EIC abstract 126, Accounting by Mining Enterprises for Exploration Costs, provides guidance for mining exploration entities on the capitalization of exploration costs and the review of exploration costs for impairment. EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending March 31, 2010, with retrospective application. The application of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

(c)

Future accounting pronouncements:

i.

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011. In July 2008, the Canadian Securities Administrators announced that early adoption would be allowed in 2009 subject to seeking exemptive relief. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 3

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(c)

Future accounting pronouncements (continued)

ii.

Consolidations and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised), Consolidated and Separate Financial Statements. The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company expects to adopt this standard on April 1, 2011.

iii.

Business combinations

CICA Handbook Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3 - Business Combinations.  This applies to a transaction in which the acquirer obtains control of one or more businesses.  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  Any interest in the acquiree owned prior to obtaining control will be remeasured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions.  Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed.  Earlier application is permitted.  The Company expects to adopt this standard on April 1, 2011.

3.

Short-term Investments

At December 31, 2009 and March 31, 2009, short-term investments consist of Guaranteed Investment Certificates (“GICs”) held at a Canadian brokerage firm.

December 31, 2009

Maturity	Interest rate	Carrying value

December 13, 2010	0.55%	$ 6,000,000
December 13, 2010	0.60%	20,000,000

Short-term investments		$ 26,000,000

March 31, 2009

Maturity	Interest rate	Carrying value

May 28, 2009	3.15%	$ 1,000,000

Short-term investments		$ 1,000,000

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 4

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

4.

Buildings, furniture, equipment and leasehold improvements

		Accumulated	Net book
December 31, 2009	Cost	amortization	value

Buildings	$ 15,032	$ -	$ 15,032
Furniture and equipment	133,321	45,937	87,384
Computers	176,175	61,426	114,749
Leasehold improvements	98,033	27,063	70,970

	$ 422,561	$ 134,426	$ 288,135

		Accumulated	Net book
March 31, 2009	Cost	amortization	value

Furniture and equipment	$ 142,639	$ 45,096	$ 97,543
Computers	65,365	29,467	35,898
Leasehold improvements	83,933	14,306	69,627

	$ 291,937	$ 88,869	$ 203,068

5.

Resource properties

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many resource properties.  The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.  However, this should not be construed as a guarantee to title.  The concessions may be subject to prior claims, agreements or transfer and rights of ownership may be affected by undetected defects.

(a)

Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% net smelter return (“NSR”) royalty of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

i.

Cash payments:

-US$100,000 to the bank from which Sametro borrowed funds by May 17, 2006 (paid);

-US$100,000 to Sametro by June 30, 2006, which payment Sametro will deliver to the Esaase Liquidation Committee (the “Committee”) (paid);

-US$100,000 to the Committee by December 30, 2006 (paid);

-US$40,000 to Sametro on May 3, 2007 (obligation renegotiated, see below);

-US$100,000 to the Committee by June 30, 2007(paid);

-US$100,000 to the Committee by December 30, 2007 (paid);

-US$50,000 to Sametro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see below);

-US$200,000 to the Committee on production (paid in advance); and

-US$100,000 to Sametro on production (obligation renegotiated, see below).

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 5

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

5.

Resource properties (continued)

(a)

Esaase Gold Property (continued)

ii.

Issuance of 780,000 common shares of the Company to Sametro over a three year period:

-40,000 common shares of the Company to Sametro upon TSX Venture Exchange (“Exchange”) approval (issued);

-120,000 common shares of the Company to Sametro on May 3, 2007 (obligation renegotiated, see below);

-240,000 common shares of the Company to Sametro on May 3, 2008 (obligation renegotiated, see below); and

-380,000 common shares of the Company to Sametro on May 3, 2009 (obligation renegotiated, see below).

iii.

Work exploration expenditures of US$2,250,000 over a three year period:

-$500,000 by May 3, 2007 (incurred);

-$750,000 by May 3, 2008 (obligation renegotiated, see below); and

-$1,000,000 by May 3, 2009 (obligation renegotiated, see below).

The Company entered into a finder’s fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder’s fees with respect to this acquisition.

During the year ended March 31, 2008, after having already issued the cash and share payments as detailed in 5(a) i) and 5(a) ii) and completing the full work expenditure indicated in 5(a) iii), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 5(a) i), 5(a) ii) and 5(a) iii) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. The Company has been granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments. During the year ended March 31, 2008, the Company paid US$85,000 and issued 4,000 common shares of the Company as finder’s fees with respect to the renegotiation of the option agreement.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.

(b)

 Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, whereby the Company acquired the right to acquire 100% of the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa, under the following terms:

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 6

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

5.

Resource properties (continued)

(b)

 Asumura Gold Project (continued)

i)

payment of US$100,000 to GTE as follows:

-US$10,000 upon signing the agreement (paid); and

-US$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares).

-US$60,000 on or before October 8, 2007 (paid through the issuance of 20,087 shares).

ii)

issuance of common shares of the Company with a value of US$100,000 to GTE as follows:

-common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares);

-common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and

-common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

iii)

completion of US$1,000,000 of exploration work on the Asumura property as follows:

-US$80,000 on or before July 31, 2005, (incurred);

-an additional US$400,000 on or before July 31, 2006 (incurred); and

-an additional US$520,000 on or before July 31, 2007 (incurred).

The Company has met all the above commitments and now has an undivided 100% private interest in the Asumura property subject to a 3.5% NSR royalty, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. (“HDI”) as finder’s fees with respect to the original option agreement.

During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional US$4,000,000.

The Company entered into an option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd. (“Mt. Olives”) to earn a 100% ownership of the Mt. Olives Reconnaissance Concession located in Ghana. Under the option agreement, the Company is required to pay US$70,000 upon signing of the agreement and US$300,000 over a four year period. In addition, the Company will pay US$80,000 when the full interest is earned and title to the property is transferred in the Company’s name. The Company must expend US$500,000 in work commitments over a four year period. The Company also has the right to accelerate both cash and work expenditures to earn a full interest in the property at any time. During the year ended March 31, 2009, the Company decided not to pursue its option agreement on the Mt. Olives concession and as a result, $170,596 in acquisition and deferred exploration expenditures were written-off.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 7

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

6.

Share capital

(a)

Authorized

Unlimited common shares without par value; and

100,000,000 preferred shares without par value

(b)

Issued and outstanding common shares

	Number of Shares	Amount
Balance, March 31, 2008	27,467,648	$ 40,489,334

Issued for cash:
Pursuant to the exercise of warrants
- at $2.40	623,000	1,495,200
- at $3.25	150,000	487,500
Pursuant to the exercise of options
- at $0.92	263,905	242,793
Transferred from contributed surplus for the exercise of options and warrants	-	381,249
Balance, March 31, 2009	28,504,553	43,096,076

Issued for cash:
Pursuant to a private placement
- at $2.40	8,000,000	19,200,000
- at $5.90	7,015,000	41,388,500
Share issuance costs	-	(4,019,530)
Pursuant to the exercise of warrants
- at $3.10	125,334	388,535
Pursuant to the exercise of options
- at $0.92	339,410	312,257
- at $1.16	25,000	29,000
- at $2.44	208,481	508,694
- at $2.48	20,000	49,600
- at $3.38	19,000	64,220
- at $4.20	91,000	382,200
Transferred from contributed surplus for the exercise of options and warrants	-	1,073,491
Issued in donation	75,000	486,000
Balance, September 30, 2009	44,422,778	$ 102,959,043

During the nine month period ended December 31, 2009, the Company completed a bought deal share offering pursuant to an underwriting agreement dated November 23, 2009, under which the underwriters purchased an aggregate of 7,015,000 common shares of the Company at a price of $5.90 per common share for total gross proceeds of $41,388,500.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $2,069,425.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 8

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

6.

Share capital (continued)

(b)

Issued and outstanding common shares (continued)

During the nine month period ended December 31, 2009, the Company also completed a brokered private placement pursuant to an underwriting agreement dated May 8, 2009, under which the underwriters purchased an aggregate of 8,000,000 common shares of the Company at a price of $2.40 per common share for total gross proceeds of $19,200,000.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $960,000. In addition, the Company issued 400,000 warrants to the underwriters which is equal to 5% of the total common shares sold. Each warrant will entitle the underwriters to purchase a common share of the Company at a price of $3.10 per share for a period of 18 months. The fair value of the warrants, $523,924, has been included in share issuance costs.

During the nine month period ended December 31, 2009, an aggregate of 702,891 common shares were issued for gross proceeds of $1,345,971 on exercise of options. In addition, a reclassification of $909,316 from contributed surplus to share capital was recorded on the exercise of these options.

During the nine month period ended December 31, 2009, an aggregate of 125,334 common shares were issued for gross proceeds of $388,535 on exercise of broker’s warrants. In addition, a reclassification of $164,175 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended March 31, 2009, 263,905 common shares were issued for gross proceeds of $242,793 on exercise of options. In addition, a reclassification of $152,674 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended March 31, 2009, an aggregate of 773,000 common shares were issued for gross proceeds of $1,982,700 on exercise of warrants and broker’s warrants. In addition, a reclassification of $228,575 from contributed surplus to share capital was recorded on the exercise of broker’s warrants.

(c)

Stock options

The Company maintains a rolling stock option plan providing for the issuance of stock options up to 10% of the Company’s issued and outstanding common shares. The Company may grant from time to time options to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 9

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

6.

Share capital (continued)

(c)

Stock options (continued)

A summary of the status of options granted under the Company’s stock option plan for the nine month period ended December 31, 2009 is presented below:

	Number of shares	Weighted average Exercise price
Balance, March 31, 2008	3,528,315	$ 2.49
Granted	100,000	1.12
Exercised	(263,905)	0.92
Forfeited	(150,000)	3.30
Balance, March 31, 2009	3,214,410	2.54
Granted	1,175,000	4.14
Exercised	(702,891)	1.91
Forfeited	(115,000)	3.05
Balance, December 31, 2009	3,571,519	$ 3,17

The following table summarizes the stock options outstanding and exercisable at December 31, 2009:

Exercise price	Number outstanding at December 31, 2009	Expiry date	Number exercisable at December 31, 2009

$0.92	270,000	February 3, 2010	270,000
$1.16	195,000	November 22, 2010	195,000
$2.48	40,000	February 2, 2011	40,000
$2.44	946,519	November 10, 2011	946,519
$3.60	100,000	October 17, 2012	100,000
$4.20	745,000	February 5, 2013	745,000
$1.12	100,000	January 15, 2014	62,500
$3.31	170,000	June 2, 2014	85,000
$3.10	225,000	July 2, 2014	84,375
$3.10	75,000	July 17, 2014	28,125
$4.01	485,000	October 6, 2014	121,250
$6.50	220,000	Dec 14, 2014	55,000
	3,571,519		2,732,769

During the nine month period ended December 31, 2009, under the fair-value-based method, $1,815,485 (2008 - $230,142) in stock-based compensation expense was recorded in the statements of operations, comprehensive loss and deficit and $399,932 (2008 - $64,275) was capitalized to resource properties for stock options granted to directors, employees and consultants of the Company.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 10

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

6.

Share capital (continued)

(c)

Stock options (continued)

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2009	2008

Risk free interest rate	2.35%	-%
Expected dividend yield	0%	-%
Stock price volatility	92%	-%
Expected life of options	3.81 years	- years

The weighted average fair value of options granted during the three months ended December 31, 2009 was $3.80 (2008 - $nil) per option.

(d)

Warrants

The following warrants were outstanding at December 31, 2009. Each warrant entitles the holder to purchase one common share of the Company as follows:

Exercise price	Number outstanding at December 31, 2009	Expiry Date	Number exercisable at December 31, 2009

$3.10	274,666	November 26, 2010	274,666
	274,666		274,666

The continuity of share purchase warrants for nine month period ended December 31, 2009 is as follows:

Exercise price	Expiry date	March 31, 2009	Issued	Exercised	Expired	Dec. 31, 2009

$ 4.25	May 27, 2009	330,000	-	-	(330,000)	-
$ 5.25	May 27, 2009	1,650,000	-	-	(1,650,000)	-
$ 3.10	November 26, 2010	-	400,000	(125,334)	-	274,666
		1,980,000	400,000	(125,334)	(1,980,000)	274,666

The continuity of share purchase warrants for the year ended March 31, 2009 is as follows:

Exercise price	Expiry date	March 31, 2008	Issued	Exercised	Expired	March 31, 2009

$ 2.40	May 16, 2007	630,500	-	(623,000)	(7,500)	-
$ 3.25	February 16, 2009	3,208,750	-	(150,000)	(3,058,750)	-
$ 4.25	May 27, 2009	330,000	-	-	-	330,000
$ 5.25	May 27, 2009	1,650,000	-	-	-	1,650,000
		5,819,250	-	(773,000)	(3,066,250)	1,980,000

The estimated fair value of the brokers’ warrants of $523,924 during the nine month period ended December 31, 2009 (2008 - $nil) is included in share issuance costs.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 11

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

6.

Share capital (continued)

(d)

Warrants (continued)

The fair value of broker warrants used to calculate share issuance costs has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	December 31, 2009	March 31, 2009

Risk free interest rate	0.97%	-%
Expected dividend yield	0%	-%
Stock price volatility	117.54%	-%
Expected life of options	1.5 years	- years

The weighted average fair value of broker warrants granted during the nine months ended December 31, 2009 was $1.31 (March 31, 2009 - $nil) per broker warrant.

(e)

Contributed surplus

December 31, 2009		March 31, 2009

Balance, beginning of period	$ 6,580,224	$ 6,238,410
Stock-based compensation	2,215,417	723,063
Brokers’ warrants issued	523,924	-
Transferred to share capital for the exercise of options and brokers’ warrants	(1,073,491)	(381,249)
Balance, end of period	$ 8,246,074	$ 6,580,224

 (f)

Shareholder rights plan

The directors of the Company approved the adoption of a shareholder rights plan (the “Rights Plan”).  The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company.

The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 12

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

7.

Related party transactions

The Company has a consulting agreement with a director and officer of the Company in the amount of US$12,000 per month plus benefits. The fee was increased to US$17,500 effective May 1, 2009. During the nine month period ended December 31, 2009, the Company paid consulting fees and benefits of $206,676 (2008 - $159,647) under this agreement.

Included in consulting fees, wages and benefits is $nil (2008 - $40,950) paid or accrued for consulting fees paid to an officer of the Company during the nine month period ended December 31, 2009.

Included in professional fees is $62,885 (2008 - $52,955) related to accounting, financial reporting and corporate governance matters paid or accrued to a company controlled by an officer of the Company during the nine month period ended December 31, 2009.

During the nine month period ended December 31, 2009, the Company paid or accrued $112,954 (2008 - $74,350) for geological consulting fees to a director of the Company. These costs have been included in resource properties.

During the nine month period ended December 31, 2009, the Company paid directors’ fees of $18,300 (2008 - $16,200) to certain directors and a former director of the Company.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at December 31, 2009 is $46,052 (March 31, 2009 - $6,000) owing to directors of the Company and a company controlled by a director and officer of the Company.

8.

Commitments

During the year ended March 31, 2009, the Company signed an office premises lease agreement for approximately $17,637 per month commencing December 1, 2008 and expiring on November 30, 2013.  Minimum annual lease payments over the term of the lease are as follows:

2010	$ 55,713
2011	222,851
2012	222,851
2013	222,851
2014	148,568
$ 872,834

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 13

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

9.

Contingencies

Keegan Resources Ghana Ltd.  was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by the company that had originally optioned the Esaase gold property to the Company. The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian Law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff. The Company is of the view after discussion with Ghanaian Counsel that the allegations are totally without legal merit and will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

10.

Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration of resource properties.

	Canada	Ghana	Total

December 31, 2009

Furniture, equipment and leasehold Improvements	$ 218,478	$ 69,657	$ 288,135
Resource properties	-	36,798,939	36,798,939

	$ 218,478	$ 36,868,596	$ 37,087,074

	Canada	Ghana	Total

March 31, 2009

Furniture, equipment and leasehold Improvements	$ 159,534	$ 43,534	$ 203,068
Resource properties	-	30,357,945	30,357,945

	$ 159,534	$ 30,401,479	$ 30,561,013

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 14

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

11.

Financial instruments

As at December 31, 2009, the Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The risk exposure is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the banks in each of Canada and Ghana, its short-term bank guaranteed investment certificates and accounts receivable. The short-term investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist primarily of amounts receivable for GST of $59,721 and goods and services recoverable of $250,171; neither of which are considered past due.

(b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at December 31, 2009, the Company had a cash and cash equivalents balance of $26,187,406 and a short-term investment of $26,000,000 to settle current liabilities of $535,783 that mainly consist of accounts payable that are considered short term and settled within 30 days.

(c)

Market risk

i.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A change of 100 basis points in the interest rates would not be material to the financial statements.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 15

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

11.

Financial instruments (continued)

(c)

Market risk (continued)

ii.

Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Ghanaian Cedi could have an effect on the Company’s results of operations, financial position or cash flows. At December 31, 2009, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets denominated in currencies other than Canadian dollars:

Cash and cash equivalents	December 31, 2009	March 31, 2009

US Dollars	$ 5,236,319	$ 159,991
Ghana Cedis	117,795	744,403

A 10% appreciation or deprecation of the above mentioned currencies compared with the Canadian dollar would result in an corresponding increase or decrease in net loss of approximately $535,000 as at December 31, 2009 (March 31, 2009 - $90,000).

(d)

Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

12.

Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. The Company has no debt and is not subject to externally imposed capital requirements.

The properties in which the Company currently has an interest in are in the exploration stage, as such, the Company does not recognize revenue from its exploration properties. The Company’s historical sources of capital have consisted of the sale of equity securities and interest income. In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed.

The Company has policies and procedures in place for employee and officer expenditure authorization limits and capital expenditure authorization. Capital expenditures of $ 1,500,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach, given the size of the Company, is reasonable.

There were no changes in the Company’s management of capital during the nine month period ended December 31, 2009.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 16

Nine months ended December 31, 2009 and 2008

Expressed in Canadian Dollars

13.

Subsequent events

The following events occurred subsequent to December 31, 2009:

(a)

312,012 common shares were issued pursuant to the exercise of stock options for gross proceeds of $348,400.

(b)

37,333 common shares were issued pursuant to the exercise of broker’s warrants for gross proceeds of $115,732.